UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-276992

Spirit Airlines, Inc.

(Exact name of registrant as specified in its charter)

1731 Radiant Drive

Dania Beach, Florida 33004

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*As previously disclosed, on November 18, 2024, Spirit Airlines, Inc. (“Former Spirit”), and subsequently on November 25, 2024, its subsidiaries (such subsidiaries and Former Spirit, each a “Debtor,” and collectively, the “Debtors”), each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The Debtors’ chapter 11 cases (the “Chapter 11 Cases”) are being jointly administered for procedural purposes only under case number 24-11988 (SHL). On November 18, 2024, Former Spirit entered into a Restructuring Support Agreement among Former Spirit, certain of its subsidiaries, and the Consenting Stakeholders (as defined therein). On November 26, 2024, the Debtors filed with the Bankruptcy Court a proposed pre-arranged plan of reorganization (including all appendices, exhibits, schedules, and supplements thereto, and as altered, amended, supplemented, or otherwise modified from time to time in accordance therewith, the “Plan”) and the related disclosure statement (the “Disclosure Statement”) subject to confirmation by the Bankruptcy Court. On February 20, 2025, the Bankruptcy Court entered an order confirming the Plan and approving the Disclosure Statement.

In accordance with the Plan, on the effective date (the “Effective Date”), all equity securities in Former Spirit outstanding prior to the Effective Date, including Former Spirit’s common stock, par value $0.0001 per share (the “Old Common Stock”), were canceled, released, and extinguished, and of no further force or effect and without any need for a holder of Old Common Stock to take further action with respect thereto. In connection with the satisfaction of the conditions to effectiveness as set forth in the Plan, Former Spirit completed a corporate reorganization pursuant to which Spirit Aviation Holdings, Inc., a Delaware corporation (“New Spirit”) became the new parent company of the Debtors, with Former Spirit becoming a wholly owned subsidiary of New Spirit and converted to a limited liability company. New Spirit became the successor to Former Spirit for purposes of Rule 15d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 is intended to suspend all filing obligations under Section 15(d), with respect to the Old Common Stock. This Form 15 relates solely to the reporting obligations of Former Spirit and does not affect the reporting obligations of New Spirit, which is the successor registrant to Former Spirit under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Spirit Airlines, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Spirit Airlines, Inc.

Date: March 13, 2025	By:	/s/ Thomas C. Canfield
	Name:	Thomas C. Canfield
	Title:	Senior Vice President, General Counsel & Secretary